## Contact

www.linkedin.com/in/craigellrod
(LinkedIn)
github.com/surfd4wg (Portfolio)
HACKERverse.tv (Blog)
KiKrr.co (Company)

## Top Skills

Founder
Category Creator
Market Innovator

## Languages

English (Native or Bilingual)

## Certifications

AWS Certified Solutions Architect –
Associate
Armor Advanced Partner Sales
Certification
Armor Solutions Architect
Certification
Armor Partner Sales Training
Certification

## Honors-Awards

Design Innovation Award

## Publications

Optimizing Citrix XenDesktop for
High Performance
Getting Started with XenDesktop 7.x
Familie Ellrod, From Whence They
Came
XenApp 6.5 Video Course
Technical Marketing

## Patents

VoIP Security
Network threat detection and
mitigation

# [HV,IP,FOB] Craig Ellrod CISO DEVSECOPS CISSP CCSP MBA AUTHOR

◆# I am the HACKERverse® ◆# CISO ◆# DEVSECOPS ◆# 31337
◆# ARCHITECT JOIN the HACKERverse® discord.gg/sAfySkZKkt
| SALEShacker® | MARKEThacker® | The King of Technical
Marketing®
Castle Rock, Colorado, United States

## Summary

Hello, and welcome to my LinkedIn profile! I'm Craig, aka
SURFd4wg, and I'm thrilled to connect with you in this dynamic
digital space. Allow me to introduce myself as a passionate advocate
for neurodiversity, a cybersecurity expert, and a relentless mover
and shaker in the tech world.

Neurodivergent Powerhouse:
Neurodiversity is not just a concept; it's a source of strength
and innovation. As a neurodivergent individual, I bring a unique
perspective to the cybersecurity landscape. My brain thrives on
thinking differently, spotting patterns that others might miss, and
finding creative solutions to complex challenges. Neurodiversity is
not a limitation; it's a superpower that enables me to excel in the
ever-evolving world of cybersecurity.

Cybersecurity Guru:
With a deep passion for all things cybersecurity, I've spent years
honing my skills and knowledge to become a true guru in the field.
From safeguarding sensitive data to defending against the latest
cyber threats, I've developed a comprehensive understanding of
cybersecurity principles and practices. My expertise extends to
risk assessment, ethical hacking, threat mitigation, and compliance
management. I'm committed to helping organizations fortify their
digital defenses and stay one step ahead of cyber adversaries.

Mover and Shaker:
In the fast-paced realm of technology, being a mover and a shaker
is essential. I've consistently demonstrated my ability to drive

Detection and mitigation of rapidly propagating threats from P2P, IRC and gaming

positive change, whether by spearheading innovative cybersecurity initiatives, collaborating with cross-functional teams, or fostering a culture of continuous improvement. I'm dedicated to making a lasting impact on the industry and inspiring others to push the boundaries of what's possible.

Let's Connect:
I believe that meaningful connections are the key to progress, and I'm excited to connect with fellow professionals who share my passion for cybersecurity and neurodiversity. Whether you want to discuss cutting-edge security trends, explore collaboration opportunities, or simply have a chat, please feel free to reach out. Let's work together to make the digital world safer, more inclusive, and full of endless possibilities.

Thank you for visiting my profile, and I look forward to connecting with you!
#Cybersecurity #Neurodiversity #Innovation #MoverAndShaker

## Experience

### HACKERverse®
OG Founder
April 2018 - Present (5 years 11 months)

Established and led a successful cybersecurity startup from inception to present, achieving consistent year-over-year revenue growth.
* Developed a completely new market category for cybersecurity solutions and products, addressing market changes and bringing to fruition an esports cybersecurity marketplace and the worlds first MMA ring for vendor products.™
* Built from the ground up a high-performing founding team of legendary cybersecurity professionals, fostering a collaborative and results-driven work environment.
* Successfully secured funding through strategic partnerships, venture capital, and government grants, contributing to the company's expansion and technological advancements.
* Implemented effective risk management strategies, identifying and mitigating potential security vulnerabilities in clients' systems.

* Spearheaded the development of proprietary threat intelligence platforms, enhancing the company's ability to proactively identify and respond to cyber threats, using AI.
* Established strong industry partnerships and collaborations, positioning the startup as a trusted player in the cybersecurity ecosystem.
* Delivered thought leadership through speaking engagements at industry conferences, webinars, and publications, raising the company's profile and establishing credibility in the cybersecurity community.
Secured key clients across various sectors, including finance, healthcare, and technology, through tailored cybersecurity solutions and exemplary service delivery.

## Balsam Brands
### CISO DevSecOps Architect
May 2023 - December 2023 (8 months)

• Analyze, develop, and recommend improvement of software security infrastructures and standards
• Ensure direct and regular engagement with product/software development and infrastructure teams to achieve security compliance and security
• Provide security guidance on infrastructural designs and organizes numerous risk assessments to identify and eliminate application/product threats
• Automate software maintenance of applications like Jenkins, Sonarqube, etc. which are part of CI/CD pipeline
• Design and maintain cloud-based solutions on public cloud
• Lead problem-solving or brainstorming activities related to issues, tasks, plans, and experiments
• Lead competence improvement and growth plans of the team and the system
• Identify and correct data security issues and takes appropriate actions in a multiple computing platform environment.

## JupiterOne
### Senior Cybersecurity Solutions Architect
October 2022 - May 2023 (8 months)

Using my skills in cloud cybersecurity architecture, information security, solution selling, consulting and business development, I help customers succeed using JUIPTERone.

## HackerU
### Adjunct Professor Cybersecurity
August 2020 - January 2023 (2 years 6 months)

HackerU is a world-renowned leader in digital knowledge transfer, technological solutions, and cyber services. Countless professionals, companies, and organizations look to HackerU for an update on today's latest tools, knowledge, and critical thinking skills necessary to maintain effective teams of technology and security professionals.

## Cloud Security Alliance
VOLUNTEER - DevSecOps Cloud Security Architect, MBA, CISSP®, CCSP®
May 2020 - January 2023 (2 years 9 months)

Volunteering and giving back to the cybersescurity community by offering guidance and architectural expertise to the DevSecOps, Application Container and Microservice working group's whitepaper on how to apply security context to container and microservice architectures. DevSecOps focuses on creating a transparent and holistic management approach that leverages the synergies between the development, security and operational functions, making way towards a proactive and agile security stance.

## Cequence Security
Cloud Security Solutions Architect
April 2022 - October 2022 (7 months)

Responsible for owning, understanding, researching, designing and developing API security solutions technical and reference architectures and supporting security strategies tailored to the customer's business needs, with a focus on cloud technologies.
• Drove the installation and testing of cequence API security products at key customer accounts.
• Authored multiple scripts and API examples using BASH & Python to help customers build API security on EC2 hosted Kubernetes and EKS – examples on my https://github.com/surfd4wg/ account.
• Acted as a subject matter expert on Cequence architecture, infrastructure and underlying technologies such as GLOO, NGINX, KeyCloak, Kafka, Spark, Prometheus, Strimzi, helm charts.
• Built TV production quality videos around demo structures with Use Cases, attacker scripts, backend API endpoints, and everything in between – EC2 Nodes, EKS, AKS, GKE, K8s, Kubeconfig, Docker, Helm, Overrides YML – for internal and external publication.
• Authored solution design documents supporting Cequence cloud security capabilities.

• Authored the only working end-to-end installation documentation and scripts to get a fully functioning cequence system up and running with backend applications and client side access.


## Armor Cloud Security
Cloud Security Architect | Market Hacker | Technical & Competitive Marketing Juggernaut
October 2020 - April 2022 (1 year 7 months)
Castle Rock, Colorado, United States

Armor is a global security as a service platform (100% SaaS and easy to deploy) that simplifies protecting data and applications in private, public, or hybrid cloud environments. Armor Anywhere provides technology to detect and respond to threats and can be activated in minutes. Armor also helps organizations comply to major regulatory/compliance frameworks and controls. Armor combines workload protection, analytics from cloud-native sources, and other security data to provide unparalleled insight into threats facing organizations. Armor's cybersecurity experts monitor customer environments 24x7 and if an attack takes place, provides incident response helping customers respond quickly and effectively. Armor protects over 1,000 customers in 42 countries.


## Trustwave
SENIOR CYBERSECURITY CLOUD SOLUTION ARCHITECT, CISSP®, CCSP®
January 2018 - May 2020 (2 years 5 months)
Greater Denver Area

Closed $7M in the Western Region. Consistently placed Trustwave as the #1 Leader in Managed Security Services (MSS) across 95 customers in the US Western Region, despite a Gartner ranking of #2 in the market. Spearheaded sales support for leading cybersecurity and managed security services provider serving the energy, state and local government, education, hospitality, ecommerce, financial, retail, legal, health care, and payment services sectors. Serve as the primary technical resource throughout the sales process, responsible for identifying new client revenue opportunities, sales strategy, and pulling in the appropriate support infrastructure to assist the sale. Responsible for showing prospects at a technical and business level how Trustwave's managed security solutions (MSSP) meet their business needs.


## Akamai Technologies
SENIOR CLOUD SOLUTIONS ARCHITECT
September 2014 - December 2017 (3 years 4 months)

Greater Denver Area

Technical sales leader for pioneer in global content delivery network (CDN), cybersecurity, and cloud service, providing web and Internet security services through one of the world's first truly elastic and distributed cloud computing platforms. Led technical sales activities including managing the technical relationship while acting as the subject matter expert for Akamai CDN, Web Acceleration, Video delivery and Security products.

## Citrix

7 years

### SENIOR CLOUD INFRASTRUCTURE PRESALES SYSTEM ENGINEER

May 2013 - August 2014 (1 year 4 months)

Greater Denver Area

Pre-sales role responsible for technical relationships with customers, prospects and partners to showcase Citrix Networking product solutions (Netscaler, Repeater, Cloud Bridge, NetScaler Gateway and Application Firewall) while cross-domain supporting XenServer, XenApp, XenDesktop, XenMobile and Sharefile. Supported the wider sales team by building and delivering proofs of concept, demonstrations and delivering educational sessions with partners and customers. Supported sales teams to answer technical questions and strategize appropriate value propositions and product pitch tailored to the audience at hand.

### SENIOR TECHNICAL PRODUCT MARKETING MANAGER

September 2007 - May 2013 (5 years 9 months)

Santa Clara, CA

Recruited, mentored and managed a rock star 5-person technical marketing team in Bangalore, India for the Citrix partner program, with a focus on Desktop and Application Virtualization, Cloud, Network and Mobility ecosystems. Spearheaded innovation and developed proofs of concept for multiple programs, platforms, and customers. Pioneered hands-on proof-of-concepts for key customers VDI, CloudBridge, CloudGateway, CloudBurst, Netscaler VPX, XenDesktop, XenApp, XenServer, Amazon VPC, Rackspace, and Softlayer.

## Barracuda

### DIRECTOR OF TECHNICAL AND PRODUCT MARKETING

December 2005 - September 2007 (1 year 10 months)

Santa Clara, CA

Led Technical Product Management and Marketing efforts for startup NetContinuum (now Barracuda), which provides application controllers to deploy, secure, and manage enterprise web applications, including firewalls, gateways, and GZIP compression. Achieved #1 Product Rating 2006 – Web Application Firewall, Forrester Research – against Citrix, F5, Imperva, Breach, others.

## Extreme Networks, Inc.
### SENIOR TECHNICAL PRODUCT MARKETING MANAGER
March 2004 - November 2005 (1 year 9 months)
Santa Clara, CA

Extreme Networks is a $1B publicly traded company which designs, develops, and manufactures wired and wireless network infrastructure equipment and develops the software for network management, policy, analytics, security and access controls. Held progressive positions of responsibility starting as a Technical Marketing Engineer, later promoted into Product Management, supporting Engineering, Sales, and Marketing of the Sentriant™ security product and Extremeware XOS™ CLEAR-Flow product lines.

## Cisco Systems, Inc.
### SENIOR TECHNICAL MARKETING ENGINEER
January 2000 - March 2004 (4 years 3 months)
San Jose, CA

Client-facing role in the Mobile Wireless Group supporting mobile wireless operators in America, Asia and Europe, as well as partners Motorola, Lucent and Siemens, and 30 Field SE's and CSE's. Also responsible for the complete system level solution and technical marketing efforts, including delivering the technology to the account teams, driving the strategy, evangelizing the vision, and building confidence in the field.

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# Education

## Pepperdine University
MBA, Business Management

## CSU Chico
BS Computer Science, Computer Science, Business Minor

## Mission College
Graphic Arts

CodeSchool

California State University, Chico
Bachelor of Science - BS, Computer Science